Name of the Registrant: PepsiCo. Inc.

Name & Address of Person Relying on Exemption: The Nathan Cummings Foundation, 120 Wall Street, New York, NY 10005

The Nathan Cummings Foundation is not required to file pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934 but is doing so voluntarily.

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April 12, 2024

Dear PepsiCo. Inc. Shareholders:

The Nathan Cummings Foundation urges you to vote FOR Proposal 10, “Third-Party Racial Equity Audit” (the “Proposal”) on PepsiCo, Inc.’s (“PepsiCo’s” or the “Company’s”) proxy statement for its annual meeting of shareholders on May 1, 2024. The Proposal requests that the Board oversee a third-party, independent racial equity audit.

Key components of a racial equity audit

A racial equity audit should analyze the benefits and potential adverse impacts of a company’s policies, practices, and products on vulnerable communities. The main components of these audits include:

•	The audit should be conducted by a third-party, independent, outside auditor with civil rights experience,
•	The auditor should hold conversations with a mix of national and local organizations that represent a broad range of constituencies to determine the key topics to include within the audit,
•	The engaged stakeholders should speak with the auditors independently of the company,
•	The Board should provide oversight and review findings, and
•	The company should publish a summary of findings, (if not the report itself), along with its planned next steps.

PepsiCo’s current actions are misaligned with the Proponent’s request

PepsiCo’s statement in opposition to the Proposal carefully parses its current actions to emphasize areas of overlap with the racial equity audit process. It does not make clear to investors, however, the multitude of ways in which its current program falls short of the Proposal’s request.

PepsiCo is not working with an independent third-party auditor to conduct a racial equity audit

PepsiCo cites its work with Management Leadership for Tomorrow’s (“MLT’s”) Racial Equity Certification Program as a reason that an audit is not needed. While MLT is a respected organization, the service it provides is not, nor does it represent itself as, a racial equity audit. For example, MLT’s racial equity certification program focuses on five pillars specific to Black and Hispanic employees. These pillars (Representation within the company, Compensation of employees, Workplace culture, Business practices, and Contributions) are oriented towards PepsiCo’s internal practices, not its external relationships. Essential external topic areas that stakeholders are likely to be concerned about appear to be outside of MLT’s sight lines. For example, this might include the impact of PepsiCo’s products on the health of communities, marketing and representation choices, and manufacturing decisions.

PepsiCo has not engaged a third-party auditor to consult external stakeholders to identify key racial equity concerns

A racial equity audit should actively and intentionally engage relevant national and local organizations that are spoken with independently of the company. This independence of relationship is essential, as it helps ensure that the auditor can speak honestly with impacted stakeholders. PepsiCo’s Community Advisory Committees and the other relationships that PepsiCo has fostered are laudable, but they do not take the place of an intentional and organized audit process in helping the Company identify and understand the broad range of impacts that it has from a racial equity perspective.

The Board has already established a Sustainability, Diversity, and Public Policy Committee, a commendable action. A racial equity audit would allow this Committee to be confident that no blind spots exist in the Company’s approach to racial equity, its understanding of its consumers, and its ability to identify and capture future market opportunities.

The requested racial equity audit would be a significant aid in helping ensure that the company is positioned for continued success and future growth.

A racial equity audit would benefit PepsiCo

More than 20 companies have now conducted racial equity audits. Companies that have completed racial equity or civil rights audits have relayed organizational benefits from conducting these audits. Those benefits include:

•	Identifying the gaps between a company’s self-perception and that of its key stakeholders,
•	Developing new and additive partnerships and relationships within the community,
•	Assessing the needs of customers and employees, enabling the proactive creation of support teams and committees,
•	Providing guidance for diversity officers, human resources managers, and executives on appropriate next steps.

PepsiCo needs to conduct a racial equity audit. Its current success and future growth rely on its ability to build a sense of connection with a broad and diverse audience. However, during the early protests related to the Black Lives Matter movement, Pepsi released an ad campaign that featured a wealthy White woman, Kendall Jenner, handing a Pepsi to a police officer amid a protest that, it was implied, related to police brutality against Black people. Pepsi swiftly pulled the commercial after backlash, but it was a public and expensive indication that the Company had a poor understanding of race-related sentiment in the United States and of broader consumer sentiment related to racial equity themes.

In 2020, Pepsi created a Racial Equality Journey (REJ) Initiative, a commendable multi-year $570 million initiative to support Black and Hispanic individuals. PepsiCo has stated that it’s “evaluating our recruitment, development and retention practices; reshaping the workplace culture to foster inclusion; and introducing mandatory unconscious bias training.”

These are good initiatives, but are they focused on the right things? Are they well received? Might they be tailored to reach the company’s goals more effectively? A racial equity audit would help PepsiCo answer these sorts of questions. The process of conducting a racial equity audit allows impacted stakeholders to identify their prioritized concerns while a skilled auditor translates these findings into guidance, insights, and strategies for our company.

For these reasons, we urge PepsiCo. shareholders to vote FOR Proposal 10, requesting the Board commission a third-party independent racial equity audit.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card. The Nathan Cummings Foundation cannot vote your proxies, and this communication does not contemplate such an event. The proponent urges shareholders to vote for Proxy Item 10 following the instructions provided in PepsiCo’s proxy mailing.

The views expressed are those of the authors and the Nathan Cummings Foundation as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. This piece is informational and should not be construed as a research report.